Exhibit (a)(5)


                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                               625 Madison Avenue
                            New York, New York 10022

                                                                   June 30, 1997

                     OFFER EXTENDED TO FRIDAY, JULY 25, 1997

To BACs holders in Independence Tax Credit Plus L.P.:

                  Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), has extended its offer to purchase up to 19,197 of the outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests of Independence Tax Credit Plus L.P. (the "Partnership") for a cash purchase price of $730 per BAC, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase, dated May 30, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). UNLESS EXTENDED BY THE PURCHASER, THE OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 25, 1997. All other terms and conditions of the Offer remain unchanged. IF YOU HAVE ALREADY TENDERED YOUR BACs PURSUANT TO THE OFFER, NO FURTHER ACTION IS REQUIRED.

                  The Purchaser believes that the projected aggregate per BAC benefit from the Offer, together with the benefits received since 1991, total approximately $1,862. Such benefits include $730 (the Purchase Price) plus $593 (representing the Tax Credits allocated through June 30, 1997) plus approximately $62 (representing the tax savings attributable to the use of the capital loss of $222 described below, assuming a tax rate of 28%) plus approximately $488 (representing the assumed return on the reinvestment of the Purchase Price at 5% for 10.5 years) less approximately $11 (representing a recapture of Historic Tax Credits). The projected benefit of $1,862 assumes the BACs holder acquired the BACs pursuant to the original offering and such BACs holder did not utilize any passive losses. The projected benefit may be more or less depending on, among other things, a tendering BACs holder's tax rate and the return a tendering BACs holder may earn when investing the Purchase Price.

                  The Purchaser believes that such aggregate projected benefit compares favorably with the potential benefits to a BACs holder who remains in the Partnership, continuing to receive Tax Credits, and assuming a return of the present value of the original investment of $1,000 as, and if, the Partnership's 28 properties are sold for amounts in excess of the then existing indebtedness and other liabilities. The aggregate of such potential benefits would be approximately $1,841, which include $593 (the Tax Credits allocated through June 30, 1997) plus $820 (the present value at 5% of the remaining Tax Credits to be allocated over the remaining compliance period) plus approximately $428 (the present value at 5% of a BACs holder's original $1,000 investment, returned ratably over the 4 years following the end of the compliance period). There can, however, be no guarantee that these benefits will be realized. Neither the General Partner of the Partnership, nor the Purchaser, is making any representation, and there can be no assurance, that any or all of the properties of the Partnership will be sold and, if sold, will result in distributable cash sufficient to return any of a BACs holder's original investment.


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         As stated in the Offer to Purchase, the possible tax consequences to tendering BACs holders include:

                  Tendering BACs holders who have not utilized passive losses: A BACs holder who sells his or her BACs pursuant to this Offer will receive $730 of proceeds per BAC that may result in a taxable gain, which gain could be sheltered by unused passive losses. In the case of an individual BACs holder who acquired BACs pursuant to the original offering of BACs by the Partnership and who has not utilized the passive losses from the Partnership to offset current passive income, the ability to use unapplied passive losses from the Partnership should offset any gain recognized on a sale of those BACs, so that the BACs holder would not be required to make a federal tax payment. In addition, if an individual sells all of his or her BACs, unused passive losses of up to approximately $222 per BAC may be available to offset other capital gains of such BACs holder.

                  Tendering BACs holders who have utilized passive losses: An individual BACs holder who acquired BACs pursuant to the original offering of BACs by the Partnership and has utilized all of his passive losses (therefore not being able to shelter any gain from the sale of BACs) is expected to recognize a taxable gain of approximately $117 per BAC.

                  YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND OTHER IMPLICATIONS TO YOU OF ACCEPTING THE OFFER.

                  If you need additional information regarding the Offer, please do not hesitate to call The Herman Group, Inc. at (800) 243-6107. If you need assistance in tendering your BACs, please do not hesitate to call Denise Bernstein, c/o Related Capital Company, at (800) 600-6422 (ext. 2030).

                                 LEHIGH TAX CREDIT PARTNERS L.L.C.